UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GENERAL MARITIME CORPORATION (formerly Galileo Holding Corporation)
(Name of Issuer) Common Stock, par value $.01 per share
(Title of Class of Securities) Y2693R 10 1
(CUSIP Number)

Peter C. Georgiopoulos
General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2680A103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

6,533,241

	8.	SHARED VOTING POWER

None.

	9.	SOLE DISPOSITIVE POWER

6,533,241

	10.	SHARED DISPOSITIVE POWER

None.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,533,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN

Explanatory Note

The purpose of this Amendment No. 5 to Schedule 13D is to report (i) the release of the 3,876,981 common shares of the Issuer that were held as security for the demand promissory note between the Reporting Person and Leveret International Inc., which is described in more detail in the Schedule 13D/A that was filed with the U.S. Securities and Exchange Commission (the "Commission") on August 17, 2011 and (ii) the concurrent pledge of those shares by the Reporting Person in favor of a registered broker-dealer with whom the shares have been deposited in a margin account.

Item 1.  Security and Issuer

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 2.  Identity and Background

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 3.  Source and Amount of Funds or Other Consideration

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 4.  Purpose of Transaction

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 5.  Interest in Securities of the Issuer

There are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into a loan agreement with Leveret International Inc. (“Leveret”), which is described in more detail in the Schedule 13D/A that was filed with the Commission on August 17, 2011.  The loan was secured by, among other things, 3,876,981 common shares of the Issuer held by the Reporting Person.  On December 13, 2011, the common shares that served as the security under the loan agreement were released by Leveret, concurrently with a pledge of those shares by the Reporting Person in favor of a registered broker-dealer with whom the shares have been deposited in a margin account.

Leveret may demand the repledge of those shares in certain circumstances.  However, such repledge would require the consent of the registered broker-dealer holding the margin account.

Other than as described above in this Item 6., there are no material changes from the Schedule 13D/A that was filed with the Commission on August 17, 2011.

Item 7.  Material to Be Filed as Exhibits

Exhibit A
Restricted Stock Grant Agreement, dated November 26, 2002, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 16, 2005). *

Exhibit B
Restricted Stock Grant Agreement, dated February 9, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Quarterly Report on Form 10-Q filed by Historic General Maritime with the Commission on May 10, 2005). *

Exhibit C
Restricted Stock Grant Agreement, dated April 6, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on April 7, 2005). *

Exhibit D
Restricted Stock Grant Agreement, dated December 21, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 14, 2006). *

Exhibit E
Restricted Stock Grant Agreement, dated December 18, 2006, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 1, 2007). *

Exhibit F
Restricted Stock Grant Agreement, dated April 2, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008). *

Exhibit G
Restricted Stock Grant Agreement, dated December 21, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008). *

Exhibit H
Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008, by and among Arlington Tankers Ltd., the Issuer (formerly Galileo Holding Corporation), Archer Amalgamation Limited, Galileo Merger Corporation and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) (incorporated by reference to Appendix A to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by the Issuer with the Commission on October 29, 2008 (Registration No. 333-153247)). *

Exhibit I
Letter Agreement, dated October 24, 2008, among General Maritime Corporation (to be renamed), Galileo Holding Corporation (to be renamed General Maritime Corporation), and Peter C. Georgiopoulos (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by General Maritime Subsidiary Corporation (formerly General Maritime Corporation) with the Commission on October 27, 2008). *

Exhibit J	Credit Line Agreement, dated as of July 1, 2008, between Peter C. Georgiopoulos and UBS Bank USA. *

Exhibit K
Restricted Stock Grant Agreement, dated May 14, 2009, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 7, 2009). *

Exhibit L
Restricted Stock Grant Agreement, dated May 13, 2010, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 9, 2010). *

Exhibit M	Restricted Stock Grant Agreement, dated December 31, 2010, between General Maritime Corporation and Peter C. Georgiopoulos. *

Exhibit N	Form of Restricted Stock Grant Agreement, dated August 9, 2011, between General Maritime Corporation and Peter C. Georgiopoulos. *

Exhibit O	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011. *

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011	/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos